Exhibit 99.1

Dear VTEXers,

Today we announced a new step in our efficiency-driven expansion. This step comes with hard decisions. Decisions that impact dozens of our team members.

In addition to what we discussed in the past few weeks, we are laying off 193 talented people who participated in building our company. Our employees' dedication and commitment are our most valuable assets, and the precise and clear conversations among us are what make our culture. That was what has brought us this far.

We are proud of and really thankful for everyone who has contributed to VTEX.

Our desired outcome is and will always be to handle this team restructuring with transparency, respect and responsibility.

Overall, the decision to let people go was not specifically about each individual's potential or performance. The people who are leaving us today are highly-skilled, incredibly talented professionals who demonstrated commitment toward our shared future and made extraordinary contributions to VTEX.

It is definitely not an easy decision. The world changes fast and we need to adapt. The decision to reduce our workforce was taken as a strategic judgment around what organizational structure can deliver our adjusted priorities. We are confident that people who are leaving will be able to apply their talents in other great places. And, we as a company will do our best to help them along the way.

We'd like to invite you to invest some time assisting our colleagues in finding new opportunities. Here [internal link] you can find a list of dismissed people who opted-in for this relocating initiative (this list will be populated as people submit their information). In this other link [internal link], you’ll also find a recommendation letter template. Please, let’s use our networks and the power of our ecosystem to create opportunities for people that we admire. Making referrals is always a great way to help people get hired faster.

There are some things left to say for all of us who stay.

First, at this point of time, we have no plans for another wave of layoffs. We are confident in the unique contributions you can bring to VTEX, and together, we will strive to build amazing results.

Second, we will not cut investments in the development and growth of our talent. In a high-efficiency mindset, it's even more important to recognize the talents we need to build our future. As we said, it is a matter of adjusting our sails to the upcoming strong winds, and we will surf an extraordinary wave.

Finally, this is an emotional moment for all of us. So let’s all take a deep breath. We understand that today is not the day for a message that speaks about what awaits us after the layoffs, so conversations about the next steps and practical actions are likely to happen next week. We will host Ask Me Anything (AMA) sessions, and you are all invited to join us and bring your questions.

We are confident that, a year from now, we will look back on this moment and know that our decision was correct. There is a bright future ahead of us, and we are excited to see it become our present.

Geraldo and Mariano

May 2022